Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	2004		2005		2006	2007	2008

Pretax income (loss) from continuing operations (1)	$(17,924)		$(10,393)		$1,270	$11,519	$9,126
Fixed charges	27,773		29,866		31,521	26,055	24,931
Capitalized interest	—		—		—	—	(259)
Distributed income of equity investees	1,925		1,625		650	2,400	625
	$11,774		$21,098		$33,441	$39,974	$34,423

Fixed charges:
Interest expense and amortized deferred financing costs	$20,412		$23,275		$24,547	$18,209	$17,395
Estimated interest expense in operating leases	7,361		6,591		6,974	7,846	7,536
Total fixed charges	$27,773		$29,866		$31,521	$26,055	$24,931

Ratio of earnings to fixed charges	0.4	(2)	0.7	(2)	1.1	1.5	1.4

(1)  Before adjustment for minority interests in consolidated subsidiaries and income(loss) from equity investees.

(2)  Deficiency in earnings totals $8,768 and $16,000, in 2005 and 2004, respectively.